Exhibit 99.1
Brookfield Infrastructure Corporation
Interim Report Q2 2024
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD INFRASTRUCTURE CORPORATION
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

Brookfield Infrastructure Corporation (our “company”) owns and operates high quality, essential, long-life assets that generate stable cash flows and require relatively minimal maintenance capital expenditures. Our current operations consist of a U.K. regulated distribution operation, a Brazilian regulated gas transmission operation and a global intermodal logistics operation.

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS	Notes	June 30, 2024	December 31, 2023
Assets
Cash and cash equivalents	4	$466	$539
Financial assets	4	43	38
Accounts receivable and other	4	872	939
Due from Brookfield Infrastructure	4, 13	1,684	1,288
Current assets		3,065	2,804
Property, plant and equipment	5	14,001	14,151
Intangible assets	6	3,261	3,699
Goodwill	7	1,658	1,726
Financial assets	4	144	65
Other assets		1,490	1,424
Deferred income tax asset		38	40
Total assets		$23,657	$23,909

Liabilities and Equity
Liabilities
Accounts payable and other	4	$965	$1,099
Non-recourse borrowings	4, 8, 13	467	1,021
Financial liabilities	4, 9	46	60
Loans payable to Brookfield Infrastructure	4, 13	100	26
Exchangeable and class B shares	4, 9	3,622	4,153
Current liabilities		5,200	6,359
Non-recourse borrowings	4, 8	12,621	11,007
Financial liabilities	4, 9	1	15
Other liabilities		278	325
Deferred income tax liability		2,027	2,135
Total liabilities		20,127	19,841

Equity
Brookfield Infrastructure Partners L.P.	12	149	(399)
Non-controlling interest		3,381	4,467
Total equity		3,530	4,068
Total liabilities and equity		$23,657	$23,909

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.
2 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Notes	2024	2023	2024	2023
Revenues	10	$908	$538	$1,810	$1,035
Direct operating costs	5, 6, 11	(329)	(149)	(668)	(296)
General and administrative expenses		(17)	(17)	(35)	(33)
		562	372	1,107	706
Interest expense	9, 14	(259)	(161)	(498)	(314)
Share of earnings from investments in associates		—	3	—	4
Remeasurement of exchangeable and class B shares	9	498	(301)	535	(608)
Mark-to-market and foreign currency revaluation	4	(15)	12	(36)	12
Other (expense) income		(44)	16	(70)	26
Income (loss) before income tax		742	(59)	1,038	(174)
Income tax expense
Current		(94)	(89)	(195)	(169)
Deferred		(5)	(6)	(3)	(6)
Net income (loss)		$643	$(154)	$840	$(349)

Attributable to:
Brookfield Infrastructure Partners L.P.		$491	$(274)	$519	$(575)
Non-controlling interest		152	120	321	226

Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per share.

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

Q2 2024 Interim Report 3

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Notes	2024	2023	2024	2023
Net income (loss)		$643	$(154)	$840	$(349)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		106	81	89	119
Cash flow hedges	4	7	(7)	16	(12)
Taxes on the above items		(1)	(1)	5	5
Share of income (losses) from investments in associates		—	13	—	(3)
Total other comprehensive income		112	86	110	109
Comprehensive income (loss)		$755	$(68)	$950	$(240)

Attributable to:
Brookfield Infrastructure Partners L.P.		$526	$(219)	$546	$(511)
Non-controlling interests		229	151	404	271
The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

4 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF EQUITY

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2024 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at April 1, 2024	$392	$1,143	$(2,379)	$465	$(379)	$3,295	$2,916
Net income	—	491	—	—	491	152	643
Other comprehensive income	—	—	—	35	35	77	112
Comprehensive income	—	491	—	35	526	229	755
Distributions to non-controlling interest	—	—	—	—	—	(177)	(177)
Other items	—	2	—	—	2	34	36
Balance as at June 30, 2024	$392	$1,636	$(2,379)	$500	$149	$3,381	$3,530

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2023 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at April 1, 2023	$53	$600	$(2,379)	$315	$(1,411)	$763	$(648)
Net (loss) income	—	(274)	—	—	(274)	120	(154)
Other comprehensive income	—	—	—	55	55	31	86
Comprehensive (loss) income	—	(274)	—	55	(219)	151	(68)
Distributions to non-controlling interest	—	—	—	—	—	(48)	(48)
Balance as at June 30, 2023	$53	$326	$(2,379)	$370	$(1,630)	$866	$(764)

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

Q2 2024 Interim Report 5

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at January 1, 2024	$392	$1,115	$(2,379)	$473	$(399)	$4,467	$4,068
Net income	—	519	—	—	519	321	840
Other comprehensive income	—	—	—	27	27	83	110
Comprehensive income	—	519	—	27	546	404	950
Capital provided to non-controlling interest	—	—	—	—	—	(1,206)	(1,206)
Distributions to non-controlling interest	—	—	—	—	—	(334)	(334)
Other items	—	2	—	—	2	50	52
Balance at June 30, 2024	$392	$1,636	$(2,379)	$500	$149	$3,381	$3,530

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at January 1, 2023	$53	$901	$(2,379)	$306	$(1,119)	$758	$(361)
Net (loss) income	—	(575)	—	—	(575)	226	(349)
Other comprehensive income	—	—	—	64	64	45	109
Comprehensive (loss) income	—	(575)	—	64	(511)	271	(240)
Distributions to non-controlling interest	—	—	—	—	—	(163)	(163)
Balance as at June 30, 2023	$53	$326	$(2,379)	$370	$(1,630)	$866	$(764)

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

6 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Notes	2024	2023	2024	2023
Operating Activities
Net income (loss)		$643	$(154)	$840	$(349)
Adjusted for the following items:
Earnings from investments in associates, net of distributions received		—	—	—	(1)
Depreciation and amortization expense	5, 6, 11	191	57	386	112
Mark-to-market and other	4	34	(10)	79	(5)
Remeasurement of exchangeable and class B shares	9	(498)	301	(535)	608
Deferred income tax expense		5	6	3	6
Changes in non-cash working capital, net	14	136	65	16	(116)
Cash from operating activities		511	265	789	255

Investing Activities
Purchase of long-lived assets	5, 6	(403)	(135)	(576)	(261)
Disposal of long-lived assets	5, 6	99	1	175	2
Purchase of financial assets and other		—	—	—	(4)
Other investing activities		56	—	87	—
Cash used by investing activities		(248)	(134)	(314)	(263)

Financing Activities
Distributions to non-controlling interest		(177)	(48)	(334)	(163)
Capital provided to non-controlling interest		—	—	(1,206)	—
Proceeds from non-recourse borrowings	8	1,388	467	3,201	770
Repayment of non-recourse borrowings	8	(1,286)	(476)	(1,589)	(476)
Loans and repayments from Brookfield Infrastructure	13	34	44	36	101
Loans and repayments to Brookfield Infrastructure	13	(77)	(88)	(632)	(337)
Other financing activities		—	—	18	—
Cash used by financing activities		(118)	(101)	(506)	(105)

Cash and cash equivalents
Change during the period		145	30	(31)	(113)
Impact of foreign exchange on cash		(34)	17	(42)	24
Balance, beginning of period		355	309	539	445
Balance, end of period		$466	$356	$466	$356

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.
Q2 2024 Interim Report 7

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
1. ORGANIZATION AND DESCRIPTION OF OUR COMPANY
Brookfield Infrastructure Corporation
Brookfield Infrastructure Corporation (our “company”) and its subsidiaries, own regulated utility investments in Brazil and the United Kingdom as well as a global intermodal logistics operation (the “businesses”). Our company was formed as a corporation established under the Business Corporation Act (British Columbia) on August 30, 2019 and is a subsidiary of Brookfield Infrastructure Partners L.P. (the “partnership”), which we also refer to as the parent company and Brookfield Infrastructure. The partnership, our company and our respective subsidiaries, are referred to collectively as our group. Brookfield Corporation is our company’s ultimate parent. Brookfield Corporation and any affiliate of Brookfield Corporation, other than our group, are referred to collectively as “Brookfield” and, unless the context otherwise requires, includes Brookfield Asset Management Ltd. The class A exchangeable subordinate voting shares (“exchangeable shares”) of our company are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”. The registered head office of our company is 250 Vesey Street, New York, NY, United States. The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole.
2. MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
These unaudited interim condensed and consolidated financial statements (“interim financial statements”) of our company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies our company applied in its consolidated financial statements as of and for the year-ended December 31, 2023 (“consolidated financial statements”). The accounting policies that our company applied in its consolidated financial statements are disclosed in Note 3 of such financial statements, of which reference should be made in reading these interim financial statements.
These interim financial statements were authorized for issuance by the Board of Directors of our company on August 9, 2024.
b)Significant Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our interim financial statements, we make judgments in applying our accounting policies. The areas of judgment are consistent with those reported in our consolidated financial statements. As disclosed in our consolidated financial statements, our company uses significant assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated. In addition, the impairment assessment of investments in associates requires estimation of the recoverable amount of the investment.
c)Recently adopted accounting standards
International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)
Our company operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. Our company has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the period ended June 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of our company.
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
The amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, and has been adopted as of this date. The amendment did not have a material impact on the financial position of our company.
8 Brookfield Infrastructure Corporation

3. ACQUISITION OF BUSINESSES
Acquisitions Completed in 2023
a) Acquisition of a Global Intermodal Logistics Operation
On September 28, 2023, our company, alongside institutional partners (the “Triton consortium”) completed the acquisition of Triton International Limited (“Triton”), the world’s largest owner and lessor of intermodal shipping containers, for consideration of $1.2 billion (Triton consortium - $4.5 billion). Our company has an effective 28% interest in Triton. Concurrently, our company entered into a voting agreement with an affiliate of Brookfield, providing our company the right to direct the relevant activities of the entity, thereby providing our company with control. Accordingly, our company consolidated the entity effective September 28, 2023. Acquisition costs of approximately $49 million were recorded as other (expense) income within the Consolidated Statement of Operating Results for the year ended December 31, 2023.
Consideration Transferred:

US$ MILLIONS
Cash	$350
BIPC Exchangeable shares	751
Pre-existing interest in the business	55
Total consideration	$1,156
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$491
Accounts receivable and other(2)	1,871
Property, plant and equipment	8,811
Intangible assets	710
Goodwill	1,163
Accounts payable and other liabilities	(408)
Non-recourse borrowings	(7,041)
Deferred income tax liabilities	(444)
Net assets acquired before non-controlling interest	5,153
Non-controlling interest(3)	(3,997)
Net assets acquired	$1,156
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our company is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
2.Accounts receivable and other primarily comprised of finance lease receivables, trade receivables, and other financial assets.
3.Non-controlling interest includes $641 million of preferred equity instruments transferred as part of the acquisition, the remaining balance represents the interest not acquired by our company, measured at fair value at the acquisition date.
Our company acquired intangible assets of $0.7 billion, comprising of customer relationships, brand and technology. The customer relationships acquired in the transaction were valued using a discounted cash flow model and have estimated useful lives of 50 years. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model. The brand and technology acquired were valued using a discounted cash flow model and have estimated useful lives ranging between 10 to 50 years with the key inputs being technology migration factors, revenue growth rates, after-tax royalty rates and a discount rate determined using a capital asset pricing model.
The goodwill recorded on acquisition is largely reflective of Triton’s potential to achieve fleet growth over time, supported by underlying global economic growth and expansion of the services we provide and markets we operate in. The goodwill recognized is not deductible for income tax purposes.
Q2 2024 Interim Report 9

4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, our company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the unaudited interim condensed and consolidated statements of financial position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at June 30, 2024:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$466	$466
Accounts receivable and other (current and non-current)	—	2,241	2,241
Financial assets (current and non-current)(1)	187	—	187
Due from Brookfield Infrastructure	—	1,684	1,684
Total	$187	$4,391	$4,578

Financial liabilities
Accounts payable and other (current and non-current)	$—	$700	$700
Non-recourse borrowings (current and non-current)	—	13,088	13,088
Exchangeable and class B shares(2)	—	3,622	3,622
Financial liabilities (current and non-current)(1)	47	—	47
Loans payable to Brookfield Infrastructure	—	100	100
Total	$47	$17,510	$17,557
1.Derivative instruments which are elected for hedge accounting totaling $187 million are included in financial assets and $47 million are included in financial liabilities.
2.Class C shares are also classified as financial liabilities due to their cash redemption feature. However, the class C shares meet certain qualifying criteria and are presented as equity. See Note 12, Equity.
10 Brookfield Infrastructure Corporation

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2023:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$539	$539
Accounts receivable and other (current and non-current)	—	2,218	2,218
Financial assets (current and non-current)(1)	103	—	103
Due from Brookfield Infrastructure	—	1,288	1,288
Total	$103	$4,045	$4,148

Financial liabilities
Accounts payable and other (current and non-current)	$—	$837	$837
Non-recourse borrowings (current and non-current)	—	12,028	12,028
Exchangeable and class B shares(2)	—	4,153	4,153
Financial liabilities(1)	75	—	75
Loans payable to Brookfield Infrastructure	—	26	26
Total	$75	$17,044	$17,119
1.Derivative instruments which are elected for hedge accounting totaling $103 million are included in financial assets and $75 million are included in financial liabilities.
2.Class C shares are also classified as financial liabilities due to their cash redemption feature. However, the class C shares meet certain qualifying criteria and are presented as equity. See Note 12, Equity.
The following table provides the carrying values and fair values of financial instruments as at June 30, 2024 and December 31, 2023:

	June 30, 2024		December 31, 2023
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$466	$466	$539	$539
Accounts receivable and other (current and non-current)	2,241	2,241	2,218	2,218
Financial assets (current and non-current)	187	187	103	103
Due from Brookfield Infrastructure	1,684	1,684	1,288	1,288
Total	$4,578	$4,578	$4,148	$4,148

Financial liabilities
Accounts payable and other (current and non-current)	$700	$700	$837	$837
Non-recourse borrowings (current and non-current)(1)	13,088	12,857	12,028	11,836
Exchangeable and class B shares(2)	3,622	3,622	4,153	4,153
Financial liabilities (current and non-current)	47	47	75	75
Loans payable to Brookfield Infrastructure	100	100	26	26
Total	$17,557	$17,326	$17,119	$16,927
1.Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our global intermodal logistics operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
2.Class C shares are also classified as financial liabilities due to their cash redemption feature. However, the class C shares meet certain qualifying criteria and are presented as equity. See Note 12, Equity.
Q2 2024 Interim Report 11

Hedging Activities
Our company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, our company determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Our company uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and six-month periods ended June 30, 2024, pre-tax net unrealized gains of $7 million and
$16 million, respectively (2023: losses of $7 million and $12 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of June 30, 2024, there was a net derivative asset balance of $140 million relating to derivative contracts designated as cash flow hedges (December 31, 2023: asset balance of $28 million).
Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	—	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	—	Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

Level 3	—	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.
The fair value of our company’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for our company’ financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	June 30, 2024	December 31, 2023
Interest rate swaps & other	Level 2(1)
Financial assets		$187	$103
Financial liabilities		47	75
1.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
During the six-month period ended June 30, 2024, no transfers were made between level 1 and 2 or level 2 and 3.
12 Brookfield Infrastructure Corporation

5. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2023	$3,947	$(707)	$1,478	$4,718
Additions, net of disposals	468	15	—	483
Acquisitions through business combinations(1)	8,811	—	—	8,811
Non-cash additions	(11)	(5)	—	(16)
Depreciation expense	—	(252)	—	(252)
Fair value adjustments	—	—	142	142
Net foreign currency exchange differences	223	(41)	83	265
Balance at December 31, 2023	$13,438	$(990)	$1,703	$14,151
Additions, net of disposals	388	5	—	393
Depreciation expense	—	(321)	—	(321)
Non-cash disposals	(183)	(3)	—	(186)
Net foreign currency exchange differences	(31)	6	(11)	(36)
Balance at June 30, 2024	$13,612	$(1,303)	$1,692	$14,001
1.Refer to Note 3, Acquisition of Businesses, for further details.
Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2023. Our company determined fair value under the income method or on a depreciated replacement cost basis. Assets under development were revalued where fair value could be reliably measured.
6. INTANGIBLE ASSETS

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Cost	$4,164	$4,657
Accumulated amortization	(903)	(958)
Total	$3,261	$3,699
Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Brazilian regulated gas transmission operation	$2,547	$2,970
Global intermodal logistics operation(1)	693	704
U.K. regulated distribution operation	21	25
Total	$3,261	$3,699
1.Refer to Note 3, Acquisition of Businesses, for further details.
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the six-month period ended June 30, 2024	For the 12 month period ended December 31, 2023
Cost at beginning of the period	$4,657	$3,629
Acquisitions through business combinations(1)	—	710
Additions, net of disposals	8	36
Foreign currency translation	(501)	282
Ending Balance	$4,164	$4,657
1.Refer to Note 3, Acquisition of Businesses, for further details.
Q2 2024 Interim Report 13

The following table presents the accumulated amortization for our company’s intangible assets:

US$ MILLIONS	For the six-month period ended June 30, 2024	For the 12 month period ended December 31, 2023
Accumulated amortization at beginning of the period	$(958)	$(782)
Amortization	(65)	(113)
Foreign currency translation	120	(63)
Ending Balance	$(903)	$(958)
7. GOODWILL
The following table presents the carrying amount for our company’s goodwill:

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Balance at beginning of the period	$1,726	$518
Acquisitions through business combinations(1)	—	1,163
Foreign currency translation and other	(68)	45
Ending Balance	$1,658	$1,726
1.Refer to Note 3, Acquisition of Businesses, for further details
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units, including allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. There were no impairment indicators noted during the six-month period ended June 30, 2024.
8. BORROWINGS
Non-Recourse Borrowings

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Current	$467	$1,021
Non-current	12,621	11,007
Total	$13,088	$12,028
Non-recourse borrowings increased as compared to December 31, 2023 due to net borrowings of approximately $1.6 billion largely at our Brazilian regulated gas transmission business, partially offset by the maturity of a $250 million loan with an affiliate of Brookfield (refer to Note 13, Related Party Transactions, for further details) and the impact of foreign exchange as the Brazilian real and British pound weakened relative to the U.S. dollar.
14 Brookfield Infrastructure Corporation

9. FINANCIAL LIABILITIES

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Current:
Interest rate swaps	$46	$60
Total current financial liabilities	$46	$60

Non-current:
Interest rate swaps	$1	$15
Total non-current financial liabilities	$1	$15
Exchangeable shares, class B shares and class C shares
The exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, exchangeable and class B shares are recognized at their fair value. Subsequent to initial recognition, the exchangeable and class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one unit of the partnership.
In August 2021, the partnership acquired a controlling interest in Inter Pipeline Limited (“IPL”) for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC exchangeable LP units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC exchangeable LP units have the right to require the partnership to purchase BIPC exchangeable LP units and deliver one exchangeable share for each BIPC exchangeable LP unit purchased. During the six-month period ended June 30, 2024, our company issued 126,509 exchangeable shares in connection with exchange requests from BIPC Exchange LP unit holders. Upon issuance, the exchangeable shares were recognized at their fair value.
In September 2023, our company issued approximately 21.1 million exchangeable shares in connection with the acquisition of our global intermodal logistics operation. In addition, our company issued approximately 9 million class C shares to Brookfield Infrastructure to partially finance the acquisition.
During the six-month period ended June 30, 2024, our shareholders exchanged 7,463 exchangeable shares for an equal number of partnership units. As at June 30, 2024, the exchangeable and class B shares were remeasured to reflect the NYSE closing price of one unit, $27.44 per share. Remeasurement gains or losses associated with these shares are recorded in the unaudited interim condensed and consolidated statements of operating results. Our company declared and paid dividends of $53 million and $106 million on its exchangeable shares outstanding during the three and six-month periods ended June 30, 2024 (2023: $43 million and $85 million). Dividends paid on exchangeable shares are presented as interest expense in the unaudited interim condensed and consolidated statements of operating results.
The following table provides a continuity schedule of outstanding exchangeable shares and class B shares along with our corresponding liability and remeasurement gains and losses:

	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable and class B shares (US$ Millions)
Balance at January 1, 2023	110,567,671	2	$3,426
Share issuance(1)	21,094,441	—	751
Share issuance - BIPC exchangeable LP unit exchanges	220,956	—	10
Shares exchanged to units	(11,002)	—	—
Remeasurement of liability	—	—	(34)
Balance at December 31, 2023	131,872,066	2	$4,153
Share issuance - BIPC exchangeable LP unit exchanges	126,509	—	4
Shares exchanged to units	(7,463)	—	—
Remeasurement of liability	—	—	(535)
Balance as at June 30, 2024	131,991,112	2	$3,622
1.Refer to Note 3, Acquisition of Businesses, for further details
Similar to class B shares, class C shares are classified as liabilities due to their cash redemption feature. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 12, Equity, for further details related to class C shares.
Q2 2024 Interim Report 15

10. REVENUE
a)Revenues by service line
Substantially all of these revenues are recognized over time as services are rendered. The following table disaggregates revenues by service line:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Gas Transmission	$337	$379	$689	$721
Leasing	389	—	770	—
Distribution	126	96	239	192
Connections	48	53	92	97
Other	8	10	20	25
Total	$908	$538	$1,810	$1,035
During the three and six-month periods ended June 30, 2024, revenues benefited from the acquisition of our global intermodal logistics operation, along with inflationary tariff increases and capital commissioned into rate base.
b)Revenues from external customers
The following table disaggregates revenues by geographical region:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Brazil	$338	$379	$690	$721
United Kingdom	183	159	353	314
France	78	—	150	—
Switzerland	81	—	151	—
Singapore	91	—	144	—
China	21	—	64	—
Denmark	47	—	87	—
Hong Kong	20	—	38	—
Germany	12	—	24	—
United States	12	—	24	—
Other	25	—	85	—
Total(1)	$908	$538	$1,810	$1,035
1.Our company generates the majority of its leasing revenues from international containers which are deployed by customers in a wide variety of global trade routes. Leasing revenue contracts are denominated in U.S. dollars and are disaggregated by geographical region where our customers are domiciled.
Our company’s customer base is comprised predominantly of investment grade companies, with only one customer that makes up greater than 10% of our company’s consolidated revenues. For the three and six-month periods ended June 30, 2024, revenue generated from this customer was $321 million and $660 million, respectively (2023: $379 million and $721 million). Our company has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time.

16 Brookfield Infrastructure Corporation

11. DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the three and six-month periods ended June 30, 2024, and 2023.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Depreciation and amortization	$191	$57	$386	$112
Transportation and distribution	50	48	101	97
Compensation	38	18	73	35
Operations and maintenance	37	18	79	36
Cost of inventory	—	1	2	3
Other	13	7	27	13
Total	$329	$149	$668	$296
12. EQUITY
Our company’s equity is comprised of the following shares:

	Class C shares
	Shares outstanding (Shares)	Share capital (US$ Millions)
Balance at January 1, 2023	2,103,677	$53
Share issuance	9,013,983	339
Balance at December 31, 2023 and June 30, 2024	11,117,660	$392
Our company’s share capital is comprised of exchangeable shares, class B shares and class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, class C shares, the most subordinated of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 9, Financial Liabilities, for further details related to exchangeable and class B shares.
In September 2023, our company issued 9 million class C shares to the partnership at $37.64 per share for a total value of $339 million.
Q2 2024 Interim Report 17

13. RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, the partnership has had a management agreement, the Master Services Agreement, with the Service Providers which are subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, our group pays a base management fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Holdings LP into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the exchangeable units of Brookfield Infrastructure Partners Exchange LP and Brookfield Infrastructure Corporation Exchange LP) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on weighted average units and shares outstanding.
The base management fee attributable to our company was $15 million and $31 million, respectively, for the three and six-month periods ended June 30, 2024 (2023: $16 million and $31 million) and has been recorded as part of general and administrative expenses in the interim financial statements.
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the three and six-month periods ended June 30, 2024 revenues of less than $1 million were generated (2023: less than $1 million) and $nil expenses were incurred (2023: $nil).
Our company is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, CORRA, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As of June 30, 2024, $nil (December 31, 2023: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Brookfield Infrastructure provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at June 30, 2024, $nil (December 31, 2023: $nil) was called on the equity commitment.

18 Brookfield Infrastructure Corporation

BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
On March 28, 2023, a subsidiary of our company entered into a loan agreement with an affiliate of Brookfield for total proceeds of $250 million, which accrued interest at SOFR plus 200 basis points per annum and matured on May 24, 2024. This loan was non-recourse to our company and was presented as non-recourse borrowings on the unaudited interim and condensed consolidated statements of financial position. Interest accrued during the three and six-month periods ended June 30, 2024 was $3 million and $8 million (2023: $4 million and $4 million), respectively. Upon maturity, the loan was restructured and settled as a non-cash transaction with Brookfield Infrastructure through a combination of settling pre-existing loans and establishing new loan agreements.
On March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. On May 24, 2024, the loan was partially settled as part of a non-cash transaction for $200 million and had a balance outstanding of $58 million as of June 30, 2024. The loan is presented as amounts due from Brookfield Infrastructure on the unaudited interim and condensed consolidated statements of financial position. The loan was extended to a maturity date of May 24, 2029 and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until the maturity date. Interest accrued during the three and six-month periods ended June 30, 2024 was $3 million and $8 million (2023: $4 million and $4 million), respectively.
On May 24, 2024, our company entered into an additional loan agreement (as lender) with Brookfield Infrastructure as part of a non-cash transaction for $24 million. The loan is presented as amounts due from Brookfield Infrastructure on the unaudited interim and condensed consolidated statements of financial position and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the three and six-month periods ended June 30, 2024 was less than $1 million.
As at June 30, 2024, the balance outstanding on our deposit with Brookfield Infrastructure was $1,602 million (December 31, 2023: $1,038 million). As at June 30, 2024, the demand deposit payable to Brookfield Infrastructure was $nil (December 31, 2023: $26 million) following a non-cash settlement of $26 million on May 24, 2024. The deposit arrangements accrue interest at 0.2% per annum. Interest on each deposit during the three and six-month period ended June 30, 2024 was less than $1 million (2023: less than $1 million).
On May 24, 2024, our company entered into loan agreements with Brookfield Infrastructure as part of a non-cash transaction for total cumulative proceeds of $100 million. The loans are presented as loans payable to Brookfield Infrastructure on the unaudited interim and condensed consolidated statements of financial position and accrue interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrue interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the three and six-month periods ended June 30, 2024 was less than $1 million.
As at June 30, 2024, our company had accounts payable of $10 million (December 31, 2023: $10 million) to subsidiaries of Brookfield Infrastructure and accounts receivable of $nil (December 31, 2023: $19 million) from subsidiaries of Brookfield Infrastructure.
On August 31, 2023, our company sold its 7.9% effective interest in its Australian regulated utility operation to an affiliate of Brookfield for net proceeds of approximately $435 million. On disposition, our company recognized a gain of $32 million in the consolidated statement of operating results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to the consolidated statement of operating results.
Q2 2024 Interim Report 19

14. SUPPLEMENTAL CASH FLOW INFORMATION

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Interest paid	$161	$129	$399	$289
Income taxes paid	$15	$40	$281	$282
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed and consolidated statements of cash flows. Interest paid is net of debt related hedges and includes dividends paid on our exchangeable shares classified as liabilities.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the unaudited interim condensed and consolidated statements of cash flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed and consolidated statements of cash flows are as follows:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Accounts receivable	$(29)	$(15)	$48	$(25)
Accounts payable and other	165	80	(32)	(91)
Changes in non-cash working capital, net	$136	$65	$16	$(116)

20 Brookfield Infrastructure Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Corporation (our “company”). This MD&A is dated August 9, 2024 and has been approved by the Board of Directors of our company for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this MD&A, pursuant to the authority delegated to it by the Board of Directors. The terms “we,” “us” and “our” refer to Brookfield Infrastructure Corporation, and our company’s direct and indirect operating entities as a group. This MD&A should be read in conjunction with our company’s most recently issued annual and interim financial statements. Additional information is available on our website at bip.brookfield.com/bipc, on SEDAR+’s website at www.sedarplus.com and on EDGAR’s website at www.sec.gov.
The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of our company are structured with the intention of being economically equivalent to the non-voting limited partnership units (“units”) of Brookfield Infrastructure Partners L.P. (the “partnership”, the “parent company” or, collectively with its subsidiaries, but excluding our company, “Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to thoroughly review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.com. Information about the partnership, including its SEC filings, is also available on its website at https://bip.brookfield.com. The information found on, or accessible through, https://bip.brookfield.com is not incorporated into and does not form a part of this MD&A.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
Basis of Presentation
Our unaudited interim condensed and consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the three and six-month periods ended June 30, 2024 and 2023 (“interim financial statements”) are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Our interim financial statements include the accounts of our company and the entities over which it has control. Our company accounts for investments over which it exercises significant influence, but does not control, using the equity method. All dollar references, unless otherwise stated, are in millions of United States dollars (“USD”).
Overview of our Company
Our company is a Canadian corporation incorporated under, and governed by, the laws of British Columbia. We were established by the partnership to be an alternative investment vehicle for investors who prefer owning our infrastructure operations through a corporate structure. While our current operations consist of a U.K. regulated distribution operation, a Brazilian regulated gas transmission operation and a global intermodal logistics operation, shareholders have exposure to several other markets across the utilities, transport, midstream, and data operating segments of Brookfield Infrastructure by virtue of the exchange feature of our company’s exchangeable shares. While our company has the option to settle the exchange obligation with cash or units of the partnership, we intend to deliver units.

Q2 2024 Interim Report 21

In September 2023, our company, alongside institutional partners, acquired a global intermodal logistics operation, Triton International Limited (“Triton”). Triton is the world’s largest owner and lessor of intermodal shipping containers and is a critical provider of global transport logistics infrastructure. The container leasing industry has high barriers to entry and is characterized by a small group of industry players. The size and scale of Triton’s global network differentiates it from competitors, making it the partner of choice for the world’s top 10 shipping lines that collectively account for approximately 85% of global shipping capacity.
Our business is comprised of a U.K. regulated distribution operation, a Brazilian regulated natural gas transmission operation and a global intermodal logistics operation. These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term agreements. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect our business to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all of our revenues are regulated or contractual.
Our company, our subsidiaries and Brookfield Infrastructure (collectively, our “group”), target a total return of 12% to 15% per annum on the infrastructure assets that it owns, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions.
Dividend Policy
The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.4050 per unit (or $1.62 per unit annualized), starting with the distribution paid in March 2024. This increase reflects the forecasted contribution from the partnership’s recently commissioned capital projects, as well as, the expected cash yield on recent acquisitions. The partnership targets 5% to 9% annual distribution increase in light of growth it foresees in its operations.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, our board approved an equivalent quarterly dividend of $0.4050 per exchangeable share (or $1.62 per exchangeable share annualized), starting with the dividend paid in March 2024.

22 Brookfield Infrastructure Corporation

RESULTS OF OPERATIONS
The following table summarizes the key financial results of our company for the three and six-month periods ended June 30, 2024 and 2023:

US$ MILLIONS	For the three-month period ended June 30		For the six-month period ended June 30
Summary Statements of Operating Results	2024	2023	2024	2023
Revenues	$908	$538	$1,810	$1,035
Direct operating costs	(329)	(149)	(668)	(296)
Interest expense	(259)	(161)	(498)	(314)
Share of earnings from investments in associates	—	3	—	4
Remeasurement of exchangeable and class B shares	498	(301)	535	(608)
Income tax expense	(99)	(95)	(198)	(175)
Net income (loss)	643	(154)	840	(349)
Net income (loss) attributable to the partnership	491	(274)	519	(575)
Three-month periods ended June 30, 2024 and 2023
For the three-month period ended June 30, 2024, our company reported net income of $643 million, of which $491 million was attributable to the partnership. This compares to a net loss of $154 million for the three-month period ended June 30, 2023, of which $274 million was attributable to the partnership. Net income for the current quarter benefited from the acquisition of our global intermodal logistics operation and capital commissioned into rate base at our U.K. regulated distribution business, partially offset by an increase in interest expense as a result of incremental borrowings and an increase in dividends paid on our exchangeable shares. Remeasurement gains of $498 million were recognized on our company’s exchangeable shares that are classified as liabilities under IFRS, compared to remeasurement losses of $301 million for the three-month period ended June 30, 2023.
Total revenues increased by $370 million relative to the same period during the prior year. Current quarter revenues benefited from the acquisition of our global intermodal logistics operation, which contributed additional revenues of $389 million. Distribution revenues in the U.K. increased due to higher volumes and inflation-indexation which contributed additional revenues of $29 million. Our revenues further benefited from the appreciation of the British Pound which increased our revenues in U.S. dollars by $2 million relative to 2023. These benefits were partially offset by a $42 million decrease in underlying gas transmission revenues in Brazil due to the impact of foreign exchange and inflationary tariff adjustments.
Direct operating costs for the three-month period ended June 30, 2024 were $329 million, an increase of $180 million compared to the prior year. The increase was primarily due to $171 million of incremental costs (including depreciation) associated with the acquisition of our global intermodal logistics operation. Direct costs also increased due to organic growth, and incremental depreciation on capital expenditures made over the last year and higher asset values as a result of our revaluation process, partially offset by the impact of foreign exchange.
Interest expense for the three-month period ended June 30, 2024 increased by $98 million to $259 million. The increase was primarily due to $57 million of incremental interest expense associated with the acquisition of our global intermodal logistics operation. Interest expense was further impacted by incremental borrowings at our Brazilian regulated gas transmission business and an increase in dividends paid on our exchangeable shares, which are classified as interest expense, due to a 6% increase in our company’s quarterly dividend compared to the prior year and approximately 21 million exchangeable shares issued in connection with the acquisition of our global intermodal logistics operation.
Remeasurement gains, which relate to the revaluation of our exchangeable shares classified as liabilities, were $498 million for the three-month period ended June 30, 2024, compared to remeasurement losses of $301 million in the prior year. The remeasurement gains reflect the decrease in market price of partnership units based on the NYSE closing price.
Income tax expense for the three-month period ended June 30, 2024 increased by $4 million compared to the prior year. This was primarily due to incremental income tax expense associated with the acquisition of our global intermodal logistics operation.

Q2 2024 Interim Report 23

Six-month periods ended June 30, 2024 and 2023
For the six-month period ended June 30, 2024, our company reported net income of $840 million, of which $519 million was attributable to the partnership. This compares to a net loss of $349 million for the six-month period ended June 30, 2023, of which $575 million was attributable to the partnership. Net income for the current period benefited from the acquisition of our global intermodal logistics operation and capital commissioned into rate base at our U.K. regulated distribution business, partially offset by an increase in interest expense as a result of incremental borrowings and an increase in dividends paid on our exchangeable shares. Remeasurement gains of $535 million were recognized on our company’s exchangeable shares that are classified as liabilities under IFRS, compared to remeasurement losses of $608 million for the six-month period ended June 30, 2023.
Total revenues increased by $775 million relative to the same period during the prior year. Current period revenues benefited from the acquisition of our global intermodal logistics operation, which contributed additional revenues of $770 million. Distribution revenues in the U.K. increased due to higher volumes and inflation-indexation which contributed additional revenues of $41 million. Our revenues further benefited from the appreciation of the British Pound which increased our revenues in U.S. dollars by $9 million relative to 2023. These benefits were partially offset by a $32 million decrease in underlying gas transmission revenues in Brazil due to the impact of foreign exchange and inflationary tariff adjustments.
Direct operating costs for the six-month period ended June 30, 2024 were $668 million, an increase of $372 million compared to the prior year. This increase was primarily due to $347 million of incremental costs (including depreciation) associated with the acquisition of our global intermodal logistics operation. Direct costs also increased due to organic growth, incremental depreciation on capital expenditures made over the last year and higher asset values as a result of our revaluation process, and the impact of foreign exchange.
Interest expense for the six-month period ended June 30, 2024 was $498 million, an increase of $184 million compared to the same period in 2023. This increase was primarily due to $115 million of incremental interest expense associated with the acquisition of our global intermodal logistics operation. Interest expense was further impacted by incremental borrowings at our Brazilian regulated gas transmission business and an increase in dividends paid on our exchangeable shares, which are classified as interest expense, due to a 6% increase in our company’s quarterly dividend compared to the prior year and approximately 21 million exchangeable shares issued in connection with the acquisition of our global intermodal logistics operation.
Remeasurement gains for the six-month period ended June 30, 2024 were $535 million compared to losses of $608 million in the prior year. The remeasurement gains reflect the decrease in the market price of partnership units based on the NYSE closing price.
Income tax expense for the six-month period ended June 30, 2024 increased by $23 million compared to the prior year. This was primarily due to incremental income tax expense associated with the acquisition of our global intermodal logistics operation.

Summary of Quarterly Financial Information

	2024		2023				2022
US$ MILLIONS	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	908	902	917	551	538	497	492	454
Net income (loss)	643	197	(54)	1,009	(154)	(195)	662	331
Net income (loss) attributable to the partnership	491	28	(227)	913	(274)	(301)	565	229
Our businesses, given their regulated and contractual nature, provide stable, predictable revenues and margins. Quarterly variances in our company’s revenues are primarily due to inflation-indexation, capital commissioned into rate based and the impact of foreign exchange. Quarterly variances in our company’s net income and net income attributable to the partnership are primarily due to revaluation gains and losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS. During the three-month period ended June 30, 2024, revaluation gains totaled $498 million.

24 Brookfield Infrastructure Corporation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table summarizes the statements of financial position of our company as at June 30, 2024 and December 31, 2023:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	June 30, 2024	December 31, 2023
Cash and cash equivalents	$466	$539
Due from Brookfield Infrastructure	1,684	1,288
Property, plant and equipment	14,001	14,151
Intangible assets	3,261	3,699
Total assets	23,657	23,909
Loans payable to Brookfield Infrastructure	100	26
Exchangeable and class B shares	3,622	4,153
Non-recourse borrowings	13,088	12,028
Total liabilities	20,127	19,841
Equity in net assets attributable to the partnership	149	(399)
Total equity	3,530	4,068
Total assets were $23.7 billion at June 30, 2024, compared to $23.9 billion at December 31, 2023. The increase in our company’s deposit with Brookfield Infrastructure was more than offset by the impact of foreign exchange, which decreased total assets by $0.6 billion.
Our accounting policy is to carry property, plant and equipment at fair value and intangible assets at amortized cost. Our last revaluation date for the measurement of property, plant and equipment, as well as the testing of intangible assets and goodwill for impairment, was December 31, 2023. Our valuation of property, plant and equipment is underpinned by regulated or long-term contracted cash flows. Our local revenues have been predominantly unimpacted by the recent changes in the macroeconomic environment as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk. Given the stable cash flows generated by our business, we believe the long-term value of these assets has not changed significantly from our most recent valuation.
Our exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Our company issued 21 million exchangeable shares associated with the acquisition of a global intermodal logistics operation in September 2023. Subsequent to initial recognition at fair value, the shares are measured at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one partnership unit. As at June 30, 2024, the shares were remeasured to reflect the NYSE closing price of one partnership unit, or $27.44 per share.
Non-recourse borrowings increased by $1.1 billion to $13.1 billion at June 30, 2024 as a result of incremental net borrowings, partially offset by the impact of foreign exchange as the Brazilian real and British pound weakened relative to the U.S. dollar.
Total equity decreased to $3.5 billion as at June 30, 2024, from $4.1 billion at December 31, 2023 as income generated from operations and remeasurement gains associated with our exchangeable shares classified as liabilities were more than offset by distributions.

Q2 2024 Interim Report 25

Foreign Currency Translation
A discussion of the most significant currency exchange rates that impact our company are set forth below as at and for the periods indicated:

	Period End Rate			Average Rate
	As of			For the three-month period ended June 30			For the six-month period ended June 30
	June 30, 2024	December 31, 2023	Change	2024	2023	Change	2024	2023	Change
Brazilian real	0.1799	0.2066	(13)%	0.1918	0.2021	(5)%	0.1967	0.1971	—%
British pound	1.2645	1.2731	(1)%	1.2622	1.2523	1%	1.2652	1.2339	3%
Australian dollar	0.6670	0.6812	(2)%	0.6591	0.6682	(1)%	0.6585	0.6759	(3)%
The following table disaggregates the impact of foreign currency translation on the equity of our company by the most significant non-U.S. currencies for the periods indicated:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Brazilian real	$103	$35	$101	$49
British pound	3	47	(12)	79
Australian dollar	—	(1)	—	(9)
	$106	$81	$89	$119
Attributable to:
The partnership	$35	$48	$22	$69
Non-controlling interests	71	33	67	50
	$106	$81	$89	$119
The impact of foreign currency translation on our company’s equity, including those attributable to non-controlling interests, for the three and six-month periods ended June 30, 2024, was an increase of $106 million and $89 million, respectively (2023: increase of $81 million and $119 million, respectively).
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three and six-month periods ended June 30, 2024, the average exchange rate of the Brazilian real depreciated relative to the U.S. dollar, while the British pound appreciated relative to the U.S. dollar.
Summary Financial Information Related to the Partnership
As the market price of our exchangeable shares is expected to be significantly impacted by the market price of the units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

US$ MILLIONS	For the three-month period ended June 30		For the six-month period ended June 30
IFRS measures	2024	2023	2024	2023
Revenue	$5,138	$4,256	$10,325	$8,474
Net income	184	773	998	916

US$ MILLIONS	As of
IFRS measures	June 30, 2024	December 31, 2023
Total assets	$100,892	$100,784
Total liabilities	70,783	66,768
Total partnership capital	30,109	34,016
26 Brookfield Infrastructure Corporation

LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to shareholders. Our principal sources of liquidity are cash flows from our operations, capital recycling, access to public and private capital markets, access to the partnership’s undrawn credit facility and equity commitment and group wide liquidity. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our company. However, no significant limitations existed at June 30, 2024 and 2023.
As of June 30, 2024, we believe that our company’s liquidity is sufficient to meet its present requirements. Our company’s liquidity consisted of the following:

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Cash	$152	$190
Credit facilities	434	350
Company liquidity	$586	$540
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of infrastructure investments by virtue of the exchange feature of our company’s exchangeable shares. As at June 30, 2024, our group’s total liquidity was $5,005 million (December 31, 2023: $5,211 million).
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either our company or our other operations.
On a consolidated basis as of June 30, 2024, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2024	2025	2026	2027	2028	Beyond	Total
Non-recourse borrowing	6	$244	$934	$2,551	$1,983	$1,129	$6,937	$13,778

As discussed in the notes to our interim financial statements, our company entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
Q2 2024 Interim Report 27

FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by our company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
Most of the foreign exchange exposure of our group is hedged directly by the partnership and therefore, as of June 30, 2024, our company has $nil (December 31, 2023: $nil) corporate foreign exchange contracts in place to hedge against foreign currency risk.
The following table presents our exposure to foreign currencies as of June 30, 2024:

US$ MILLIONS	Equity Investment - US$
GBP	$1,795
BRL	(973)
EUR & Others	12
$834
For additional information, see Note 4, Fair Value of Financial Instruments in our interim financial statements.
CAPITAL REINVESTMENT
From a treasury management perspective, our company manages its cash reserves with a view to minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by our company. Importantly, the physical movement of cash has no relevance on our company’s ability to fund capital expenditures or make distributions.
CAPITAL EXPENDITURES
Due to the capital-intensive nature of the asset base of our company, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our company reviews all capital expenditures and classifies them in one of the two following categories:
i)Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our company’s returns. These projects are eligible for inclusion in the rate base of our utilities businesses; and
ii)Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our company’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the general partner of the partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our company to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the businesses’ maintenance capital approach that is agreed upon with the business at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our company’s corporate asset management teams that are responsible for overseeing our company’s operations, and have ample experience in managing utilities assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to the partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
28 Brookfield Infrastructure Corporation

In addition to the various levels of internal reviews, our company will engage a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a three-year rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Cash from operating activities	$511	$265	$789	$255
Cash used by investing activities	(248)	(134)	(314)	(263)
Cash used by financing activities	(118)	(101)	(506)	(105)
Three-month period ended June 30, 2024 and 2023
Cash from operating activities
Cash from operating activities totaled $511 million during the three-month period ended June 30, 2024, compared to $265 million of cash from operating activities during the same period in the prior year. Operating cash flows increased primarily due to contributions from the acquisition of our global intermodal logistics operation and capital commissioned into rate base. These increases were partially offset by an increase in dividends paid on our exchangeable shares, which are presented as interest expense, and an increase in interest paid on non-recourse borrowings.
Cash used by investing activities
Cash used by investing activities was $248 million during the three-month period ended June 30, 2024, compared to cash used by investing activities of $134 million during the same period in the prior year. The investing activities primarily relate to additional investments in long-lived assets at our U.K. regulated distribution business and our global intermodal logistics operation.
Cash used by financing activities
Cash used by financing activities was $118 million during the three-month period ended June 30, 2024, compared to cash used by financing activities of $101 million during the same period in the prior year. The increase in cash used by financing activities was primarily due to higher distributions paid to non-controlling interests, partially offset by an increase in net borrowings.
Q2 2024 Interim Report 29

SHARE CAPITAL
Our company’s equity interests include exchangeable shares held by the public shareholders and the class B and class C shares held by the partnership. Dividends on each of our exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each unit. Ownership of class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

	As of
UNITS	June 30, 2024	December 31, 2023
Exchangeable shares	131,991,112	131,872,066
Class B shares	2	2
Class C shares	11,117,660	11,117,660
Our company’s share capital is comprised of exchangeable shares, class B shares and class C shares. In August 2021, the partnership acquired a controlling interest in IPL for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC exchangeable LP units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC exchangeable LP units have the right to require the partnership to purchase BIPC exchangeable LP units and deliver one exchangeable share for each BIPC exchangeable LP unit purchased. During the six-month period ended June 30, 2024, our company issued 126,509 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders.
Exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a unit. Our company has the option to satisfy the exchange either by delivering a unit or the cash equivalent of a unit. Our company intends to settle any exchange requests with units. During the six-month period ended June 30, 2024, our shareholders exchanged 7,463 exchangeable shares for an equal number of partnership units. Class B shares and class C shares are redeemable for cash in an amount equal to the market price of a unit. There have been no redemptions of class B shares or class C shares to date. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B share and class C shares are classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
In September 2023, our company issued 21,094,441 exchangeable shares in connection with the acquisition of our global intermodal logistics operation. In addition, our company issued 9,013,983 class C shares to the partnership to partially finance the acquisition.
During the three and six-month period ended June 30, 2024, our company declared and paid dividends on our exchangeable shares at a rate of $0.4050 per share resulting in total dividends paid of $53 million and $106 million, respectively. Dividends paid on our exchangeable shares are presented as interest expense in our interim financial statements. No dividends were declared on our class B shares or class C shares during the six-month period ended June 30, 2024.
30 Brookfield Infrastructure Corporation

PRICE RANGE AND TRADING VOLUME OF LISTED UNITS
The units are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “BIP.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2024
January 1, 2024 - March 31, 2024	43.09	37.54	28,068,653
April 1, 2024 - June 30, 2024	41.98	34.61	35,483,118

2023
January 1, 2023 - March 31, 2023	48.12	42.91	24,027,799
April 1, 2023 - June 30, 2023	50.09	45.05	17,739,905
July 1, 2023 - September 30, 2023	48.71	39.39	24,196,988
October 1, 2023 - December 31, 2023	42.03	29.65	35,356,692

2022
January 1, 2022 - March 31, 2022	55.19	49.53	27,841,548
April 1, 2022 - June 30, 2022	56.64	47.19	24,889,646
July 1, 2022 - September 30, 2022	56.13	48.21	20,945,927
October 1, 2022 - December 31, 2022	50.93	41.18	42,143,333
The units are listed and posted for trading on the NYSE under the symbol “BIP”. The following table sets forth the price ranges and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume
2024
January 1, 2024 - March 31, 2024	31.95	27.64	31,192,792
April 1, 2024 - June 30, 2024	30.75	25.05	29,357,547

2023
January 1, 2023 - March 31, 2023	36.03	31.32	23,218,111
April 1, 2023 - June 30, 2023	37.07	33.48	21,498,725
July 1, 2023 - September 30, 2023	36.72	29.16	21,282,609
October 1, 2023 - December 31, 2023	31.84	21.39	54,495,963

2022
January 1, 2022 - March 31, 2022	44.15	38.83	28,118,859
April 1, 2022 - June 30, 2022	45.33	36.45	22,001,642
July 1, 2022 - September 30, 2022	43.27	35.70	22,244,550
October 1, 2022 - December 31, 2022	37.95	30.23	31,628,277
Q2 2024 Interim Report 31

TREND INFORMATION
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach and Brookfield has a strong track record of leading such transactions, which provides the opportunity to expand cash flows through acquisitions. Our beliefs as to the opportunities for our company to increase cash flows through acquisitions and organic growth are based on assumptions about our company and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See “Cautionary Statement Regarding Forward-Looking Statements”.
We believe our global scale and best-in-class operating groups provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Capital recycling has been a critical component of our full-cycle investment strategy and is important to our company for the following reasons:
•Key value creation lever - most infrastructure assets reach a maturity point, where the pace of capital appreciation or same-store growth levels out. Capital appreciation is maximized in periods where there are operational improvements, increased capacity utilization and capital expansion. Absent these factors, we would generally consider these assets to have mature income streams. At this point we will look to sell them at attractive returns and redeploy the proceeds into new income streams that will earn our 12-15% target returns.
•Alternative source of capital - we sometimes issue equity to fund growth, however capital markets are not always available and thus capital recycling becomes an important alternative source of funding. We believe that capital recycling allows us to be more strategic and focus on selling bond-like businesses at a very low discount rate, while potentially increasing returns to shareholders by avoiding dilution on our high-growth businesses.
•Institutes capital discipline - to us, it is imperative that businesses are sold to maximize proceeds, not when cash is needed as selling under duress almost never optimizes value. While our approach may result in periods where we have substantial liquidity that results in a short-term drag on results, as long-term investors, we believe it is the best way to create value over the long run.
We are operating in a global economy that is experiencing strong growth and there is an exceptional need for capital to fund investment projects. We are utilizing our competitive strength of size, global footprint, operating capabilities and access to capital to execute on accretive projects. We believe there are opportunities to buy for value in both developed and emerging economies.
32 Brookfield Infrastructure Corporation

RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, the partnership has had a management agreement, the Master Services Agreement, with the Service Providers which are subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, our group pays a base management fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Holdings LP into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the exchangeable units of Brookfield Infrastructure Partners Exchange LP and Brookfield Infrastructure Corporation Exchange LP) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on weighted average units and shares outstanding.
The base management fee attributable to our company was $15 million and $31 million, respectively, for the three and six-month periods ended June 30, 2024 (2023: $16 million and $31 million) and has been recorded as part of general and administrative expenses in the interim financial statements.
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the three and six-month periods ended June 30, 2024 revenues of less than $1 million were generated (2023: less than $1 million) and $nil expenses were incurred (2023: $nil).
Our company is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, CORRA, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As of June 30, 2024, $nil (December 31, 2023: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Brookfield Infrastructure provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at June 30, 2024, $nil (December 31, 2023: $nil) was called on the equity commitment.

Q2 2024 Interim Report 33

BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
On March 28, 2023, a subsidiary of our company entered into a loan agreement with an affiliate of Brookfield for total proceeds of $250 million, which accrued interest at SOFR plus 200 basis points per annum and matured on May 24, 2024. This loan was non-recourse to our company and was presented as non-recourse borrowings on the unaudited interim and condensed consolidated statements of financial position. Interest accrued during the three and six-month periods ended June 30, 2024 was $3 million and $8 million (2023: $4 million and $4 million), respectively. Upon maturity, the loan was restructured and settled as a non-cash transaction with Brookfield Infrastructure through a combination of settling pre-existing loans and establishing new loan agreements.
On March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. On May 24, 2024, the loan was partially settled as part of a non-cash transaction for $200 million and had a balance outstanding of $58 million as of June 30, 2024. The loan is presented as amounts due from Brookfield Infrastructure on the unaudited interim and condensed consolidated statements of financial position. The loan was extended to a maturity date of May 24, 2029 and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until the maturity date. Interest accrued during the three and six-month periods ended June 30, 2024 was $3 million and $8 million (2023: $4 million and $4 million), respectively.
On May 24, 2024, our company entered into an additional loan agreement (as lender) with Brookfield Infrastructure as part of a non-cash transaction for $24 million. The loan is presented as amounts due from Brookfield Infrastructure on the unaudited interim and condensed consolidated statements of financial position and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the three and six-month periods ended June 30, 2024 was less than $1 million.
As at June 30, 2024, the balance outstanding on our deposit with Brookfield Infrastructure was $1,602 million (December 31, 2023: $1,038 million). As at June 30, 2024, the demand deposit payable to Brookfield Infrastructure was $nil (December 31, 2023: $26 million) following a non-cash settlement of $26 million on May 24, 2024. The deposit arrangements accrue interest at 0.2% per annum. Interest on each deposit during the three and six-month period ended June 30, 2024 was less than $1 million (2023: less than $1 million).
On May 24, 2024, our company entered into loan agreements with Brookfield Infrastructure as part of a non-cash transaction for total cumulative proceeds of $100 million. The loans are presented as loans payable to Brookfield Infrastructure on the unaudited interim and condensed consolidated statements of financial position and accrue interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrue interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the three and six-month periods ended June 30, 2024 was less than $1 million.
As at June 30, 2024, our company had accounts payable of $10 million (December 31, 2023: $10 million) to subsidiaries of Brookfield Infrastructure and accounts receivable of $nil (December 31, 2023: $19 million) from subsidiaries of Brookfield Infrastructure.
On August 31, 2023, our company sold its 7.9% effective interest in its Australian regulated utility operation to an affiliate of Brookfield for net proceeds of approximately $435 million. On disposition, our company recognized a gain of $32 million in the consolidated statement of operating results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to the consolidated statement of operating results.
34 Brookfield Infrastructure Corporation

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIPIC, as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines our company’s contractual obligations as at June 30, 2024:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$683	$4	$2	$4	$7	$700
Non-recourse borrowings	633	2,725	833	3,556	6,031	13,778
Financial liabilities	46	1	—	—	—	47
Loans payable to Brookfield Infrastructure	100	—	—	—	—	100
Exchangeable and class B shares	3,622	—	—	—	—	3,622
Interest expense:
Non-recourse borrowings	937	818	647	1,016	1,674	5,092
In addition, pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% (1.25% annually) of the combined market value of the partnership and our company. For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding units, plus all outstanding third party debt with recourse to a recipient of services under the Master Services Agreement, less all cash held by such entities. The Base Management Fee allocated to our company is estimated to be approximately $60 million per year based on the expense attributable to our company for the three-month period ended June 30, 2024.
An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. In the normal course of business, our group will make commitments to Brookfield-sponsored infrastructure funds to participate in these target acquisitions in the future, if and when identified.

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Critical Accounting Estimates
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing our company’s interim financial statements, which we consider to be critical, are outlined below.
i)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31. Our company determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.
CONTROLS AND PROCEDURES
No changes were made in our internal control over financial reporting during the six-month period ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
36 Brookfield Infrastructure Corporation

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking information and forward-looking statements within the meaning of applicable securities laws, including the United States Securities Litigation Reform Act of 1995. We may make such statements in this report, in other filings with securities regulators in Canada and the United States and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavor”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions, our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of dividend levels, dividend growth and payout ratios, operating results and margins for our company and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for our company, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on our company resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating businesses, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that our company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within our businesses, our ability to achieve the milestones necessary to deliver the targeted returns, which is uncertain, some of which depends on access to capital and continuing favorable commodity prices, the impact of market conditions on our businesses, the fact that success of our company is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for our company, the ability to effectively complete new acquisitions in the competitive infrastructure space (including potential acquisitions that remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favorable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the United States, including under “Risk Factors” in our most recent Annual Report on form 20-F and other risks and factors that are described therein.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, our company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
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